
WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2018

(In thousands)


Revenues:		
Investment management fees	$	22,907
Underwriting and distribution fees		474,336
Shareholder service fees		102,733
Revenue sharing and reimbursements		102,389
Total		702,365
Operating expenses:		
Distribution		353,437
Compensation and benefits		157,739
General and administrative		62,528
Technology		59,955
Occupancy		27,048
Depreciation		22,430
Total		683,137
Operating income		19,228
Investment and other income		16,178
Interest expense		(76)
Income before provision for income taxes		35,330
Provision for income taxes		7,238
Net income		28,092
Net loss attributable to redeemable noncontrolling interests		(9)
Net income attributable to Waddell & Reed, Inc. and Subsidiaries	$	28,101

See accompanying notes to consolidated financial statements.